Filed by NetApp, Inc. Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Data Domain, Inc.
Commission File No.: 001-33517

NetApp and Data Domain May 20, 2009

Safe Harbor for Forward-Looking Statements This document contains forward-looking statements, which involve a number of risks and uncertainties. NetApp and Data Domain caution readers that any forward-looking information is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking information. All such forward-looking statements include, but are not limited to, statements about the benefits of NetApp's acquisition of Data Domain, including future financial and operating results, NetApp's plans, objectives, expectations and intentions and other statements that are not historical facts. The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain regulatory approvals of the transaction on the proposed terms and schedule; the failure of Data Domain stockholders to approve the transaction; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; and competition and its effect on pricing, spending, third-party relationships and revenues. Additional factors that may affect future results are contained in NetApp's and Data Domain's filings with the SEC, which are available at the SEC's web site http://www.sec.gov. NetApp and Data Domain disclaim any obligation to update and revise statements contained in these materials based on new information or otherwise.

NetApp

What We Are Announcing

- **NetApp to acquire Data Domain**
  - Purchase price of $1.5B in cash and stock
  - Transaction anticipated to close in 60-120 days subject to customary closing conditions including regulatory approval.
- **About Data Domain**
  - Leading provider of deduplication storage systems for backup
  - $274m in CY08 revenue; up 122% over CY07
  - Headquarters in Santa Clara, CA; 825 employees
- **Expands the opportunity for NetApp**
  - Data Domain adds to NetApp a complementary, high-growth business which will be operated to maximize growth and market adoption
  - NetApp has market reach to expand delivery of Data Domain portfolio to international markets and more enterprise customers

© 2009 NetApp. All rights reserved.
NetApp Confidential - Internal Use Only 3

Market Landscape Production Storage Backup/Archive Storage

Market Landscape Production Storage Data Protection Storage Backup/Archive Storage

Market Landscape Production Storage Data Protection Storage Backup/Archive Storage Disk $16.1B market* Fabric Attached Storage leaders: EMC, HP, IBM, NetApp Tape $3B market** Tape library leaders: StorageTek, IBM, Quantum * IDC, Open Systems Networked Storage, WW Disk Storage Systems Quarterly Tracker March 2009 ** IDC, WW VTL Forecast and Analysis, Aug 2007; IDC, WW Tape Automation Forecast and Analysis, April 2009; Taneja Group, Next Generation Data Protection Market Forecast, Sept 2008

Tape Is Transitioning to Disk Disk Tape Moves to Disk Production Storage Data Protection Storage Backup/Archive Storage NetApp Storage (Less frequently used)

Tape Is Transitioning to Disk Disk Tape Moves to Disk Production Storage Data Protection Storage Backup/Archive Storage Multi- Vendor Storage Tape Minimization: Data Domain Tape Augmentation NetApp Storage (Less frequently used)

Data Domain Overview What they do: Deduplicated disk-based backup storage for multi-vendor environments Problem they solve: Reduce data retention footprint Enable simple, fast, & reliable backup Cost-effective alternative to tape backup Why they win: Outstanding deduplication for backup Offsiting of deduped data minimizes tape use Easy to deploy and manage

Data Domain Expands the Opportunity

- Data Domain is a high-growth innovation leader that will maximize NetApp growth and market position
  - *From 2007 to 2008, annual revenue grew 122% y/y*
- Expands reach into new opportunities & markets
  - *Data Domain expands the NetApp portfolio, adding multi-vendor disk-based backup*
  - *NetApp expands distribution for Data Domain in EMEA, APAC, and Enterprise accounts*
- Expands ability to capture a greater share of the high-growth tape-disk backup transition opportunity
  - *Data Domain rated #1 in Backup Data Reduction/Deduplication**
- Complements NetApp leadership in Storage Efficiency
  - *NetApp rated #1 in Online Data Reduction/Deduplication**

* The InfoPro 2009 Storage Wave 12 Research

© 2009 NetApp. All rights reserved.
NetApp Confidential - Internal Use Only 10

Expected Customer and Partner Benefits Data Domain Customers NetApp commitment to the future of the Data Domain product line Access to NetApp's global sales, support and service NetApp customers Access to broader disk-based backup portfolio Partners Data Domain resellers will have more robust channel programs NetApp resellers gain access to industry leading deduplication solutions for backup

Thank You

About NetApp: NetApp creates innovative storage and data management solutions that help our customers deliver outstanding cost efficiency and accelerate business breakthroughs. Discover our passion for helping companies around the world go further, faster at www.netapp.com About Data Domain: Data Domain is the leading provider of deduplication storage systems. Thousands of companies worldwide have purchased Data Domain systems to reduce storage costs and simplify data management. Data Domain delivers the performance, reliability and scalability to address the data protection and nearline storage needs of enterprises of all sizes. Data Domain products integrate into existing customer infrastructures and are compatible with leading enterprise backup and archive software products. To find out more about Data Domain, visit www.datadomain.com

14 NetApp Confidential - Internal Use Only Additional Information and Where to Find It NetApp plans to file with the SEC a Registration Statement on Form S^4 in connection with the transaction, and Data Domain plans to file with the SEC and mail to its stockholders a Proxy Statement/Prospectus in connection with the transaction. The Registration Statement and the Proxy Statement/Prospectus will contain important information about NetApp, Data Domain, the transaction and related matters. Investors and security holders are urged to read the Registration Statement and the Proxy Statement/Prospectus carefully when they are available. Investors and security holders will be able to obtain free copies of the Registration Statement and the Proxy Statement/Prospectus and other documents filed with the SEC by NetApp and Data Domain through the web site maintained by the SEC at www.sec.gov and by contacting NetApp Investor Relations at (408) 822-7098 or Data Domain Investor Relations at (408) 980-4909. In addition, investors and security holders will be able to obtain free copies of the documents filed with the SEC on NetApp's website at www.netapp.com or Data Domain's website at www.datadomain.com. Participants in the Acquisition of Data Domain NetApp, Data Domain and their respective directors and executive officers may be deemed participants in the solicitation of proxies with respect to the proposed transaction. Information regarding these persons who may, under the rules of the SEC, be considered participants in the solicitation of Data Domain stockholders in connection with the proposed transaction will be set forth in the Proxy Statement/Prospectus described above when it is filed with the SEC. Additional information regarding NetApp's executive officers and directors is included in NetApp's definitive proxy statement, which was filed with the SEC on July 14, 2008, and additional information regarding Data Domain's executive officers and directors is included in Data Domain's Annual Report on Form 10-K/A for the fiscal year ended December 31, 2008, which was filed with the SEC on April 30, 2009. You can obtain free copies of these documents from NetApp or Data Domain using the contact information above.